0-30946

P.E. 7/31/02

02050074

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
the Securities Exchange Act of 1934

SEC MAIL PROCESSING RECEIVED AUG 0 2 2002

For the month of July, 2002

Bennett Environmental Inc.
(Translation of registrant's name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5
(Address of principal executive offices)

PROCESSED AUG 08 2002 THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: July 17, 2002

By: ______
[Print] Name: Peter Richardson
Title: President

KAK-Potential-Bennett-Form6-k.doc

BENNETT
ENVIRONMENTAL INC.

For Immediate Release

BENNETT Update

Oakville, Ontario – July 17, 2002 – This update is being released in order to inform shareholders of recent progress made by BENNETT on several fronts.

The three for two stock split has taken place, and shareholders should receive their additional shares shortly. Shareholders who have not informed their brokers should do so.

The Company has started buying back some of its stock under the normal course issuer bid, which expires in October 2002.

The Company expects that it will meet, or be close to achieving, its 2002 guidance estimate of Can $0.93 earnings on a post share-split basis.

SALES

BENNETT has a current backlog of approximately one year of production or Can $60 million. All the jobs in this backlog, and other substantial jobs that are being bid, have adequate budgets, and have been fully funded.

Shipments from Phase II of the Federal Creosote contract in New Jersey will commence within a week.

Recent discussions with the Canadian Department of National Defense have indicated that the only other qualified bidder for the Saglek project in Labrador has not been able to comply with all the contract requirements, and BENNETT should be awarded the contract shortly.

PERMITS

The permit for the new facility in Kirkland Lake, Ontario is on schedule for approval by the end of 2002. As reported in a recent article in the Globe & Mail newspaper, the majority of citizens in the area firmly back the project.

Permission has been received from the local community of Saint-Ambroise, Quebec to expand the storage at our Quebec plant. This will further improve our competitive position.

The Company will release its Quarter 2 results on July 30, 2002 and will follow with an investor conference call. Details to follow.

About Bennett Environmental Inc.:

Bennett Environmental is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the U.S. Bennett Environmental's proprietary Thermal Oxidizer technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental trades on the Toronto Stock Exchange ("BEV") and the American Stock Exchange ("BEL"). For more information, please contact the Bennett Environmental Website at www.bennettenv.com or contact John Bennett at our Vancouver office (604) 681-8828 or Peter Richardson at our Oakville office (905) 339-1540.